Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934
For the month of FEBRUARY 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Provides Update on Impact of Coronavirus on Its Operations

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--February 24, 2020--Natuzzi S.p.A. (NYSE:NTZ):

In response to the evolving situation related to the coronavirus outbreak in China, the Company is following the guidelines of local authorities as it prioritizes the health and safety of its employees, suppliers and retail partners. Indeed, the well-being of our colleagues and friends in China is of paramount importance. We continue to closely cooperate with local health experts as this emergency continues.

Our Chinese plant – located in Shanghai - currently serves both the Asian and the North American markets and represents approximately one-fourth of our production capacity planned for 2020.

In accordance to safety guidelines, our Chinese plant was closed for two weeks, in addition to the Chinese New Year holiday period. While operations in the Chinese plant have just re-started, we currently expect a gradual return to normal operating conditions by April.

On the basis of such assumption, the Company expects for 1q2020 a disruptive impact on revenues between €10.0 million and €15.0 million at consolidated level that could be recovered starting from May 2020.

The situation has been continuously evolving, and as such, these are our best estimates so far that could materially change if there is meaningful deterioration from current trends.

As it is customary in the upholstery business, some components of our production are provided by third-party Chinese suppliers that are experiencing the same production delay. The Company has been activating a series of alternative solutions to reduce the impact of these delays, that could result in extra-costs.

On the other hand, it is too early to estimate the impact to the consumers’ demand in China, since the magnitude of the impact will depend on the evolution of the coronavirus outbreak. We are closely cooperating with our Chinese retail partners to mitigate the impact on business.

In fiscal year 2019, the Chinese market represented less than 10% of our consolidated sales.

We will provide an updated guidance as we get more visibility.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

NATUZZI INVESTOR RELATIONS
Piero Direnzo | +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
NATUZZI S.p.A.
(Registrant)

Date:	FEBRUARY 24, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi